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                                                                 EXHIBIT (a)(18)


              SUPPLEMENT TO OFFER TO PURCHASE DATED JANUARY 4, 1999
                                       of
                           TCF Acquisition Corporation
                                WHICH IS OWNED BY
                         Three Cities Fund II, L.P. and
                          Three Cities Offshore II C.V.
                              TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                                    COHR INC.
                                       FOR
                               $6.50 NET PER SHARE

         THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 25, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.

TO THE HOLDERS OF COMMON STOCK OF COHR INC.:

The following information amends and supplements the Offer to Purchase dated January 4, 1999, as amended on February 5, 1999, (the "Offer to Purchase") of TCF Acquisition Corporation, a Delaware corporation (the "Purchaser") which, at the date of this Supplement, is owned by Three Cities Fund II, L.P. and Three Cities Offshore II C.V. (the "Three Cities Funds").

    1. EXPIRATION TIME. The Expiration Time of the Offer has been extended. The Term "Expiration Time" now means 12:00 Midnight, New York City Time, on February 25, 1999, unless the Purchaser further extends the period during which the Offer is open.

    2. BACKGROUND OF THE OFFER SINCE FEBRUARY 5, 1999; CONTACTS WITH THE COMPANY. On February 12, 1999, a lawyer for Managed Healthcare Associates, Inc. ("MHA") sent a letter to the Board of Directors of the Company in which the lawyer said MHA is prepared to pay $7.50 per share for each outstanding share of common stock of the Company. However, the lawyer also said "MHA understands that pursuant to the revised merger agreement with TCF, based upon the information available to MHA, the Company is precluded from accepting or even considering such an offer."

         On February 13, 1999, counsel for the Purchaser confirmed in a letter to counsel for the Company that it would violate the Amended Plan and Agreement of Merger between the Purchaser and the Company (the "Amended Merger Agreement") for the Company to enter into an agreement with MHA relating to an acquisition of the Company. The original Plan and Agreement of Merger had permitted the Company to consider acquisition proposals which were received by February 2, 1999, but that date had passed. Further, as part of the agreement for the Purchaser to increase what it would pay to $6.50 per share, all references to the Company's ability to consider other transactions had been eliminated.

         The letter from counsel for the Purchaser pointed out that when MHA had previously indicated it would be willing to pay $7.00 per Share for the Company, it had said that willingness was conditioned on satisfactory conclusion of due diligence, and the bank which said it was highly confident it would be able to syndicate financing for all the money MHA would need to do the transaction, said that "confidence" was subject to satisfactory conclusion by it of due diligence, including specifically regarding the


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stockholder suits which are pending against the Company and the Company's
MasterPlan business, the two biggest problems currently confronting the Company. There is no reason to think the bank could in the future become satisfied about those problems if MHA were able to attempt to purchase the Company. The letter also pointed out that the Three Cities Funds, which own 48.3% of the Company's common stock, would be under no obligation to tender their shares or vote for a merger, and therefore, it would be virtually impossible for the Company to merge with an MHA subsidiary unless the Three Cities Funds were in favor of the transaction.

         The letter from counsel to the Purchaser concluded by saying the MHA lawyer's letter makes it clear MHA knows any steps by COHR to put together a transaction with MHA would violate the Amended Merger Agreement, and if MHA nonetheless tries to pursue such a transaction or otherwise interfere with the transaction between TCF Acquisition and the Company, the Three Cities Funds will expect the Company to join them in seeking appropriate recourse against MHA.

    3. FAIRNESS OF THE TRANSACTION. The Purchaser and the Three Cities Funds believe it would not be appropriate, and would not be in the best interests of the Company's stockholders, for the Company to attempt to pursue a transaction with MHA because (a) it would violate the Amended Merger Agreement between the Company and the Purchaser and (b) there is serious doubt that MHA would be financially able to complete an acquisition of the Company for $7.50 per share, or a price close to that, even if the possibility of doing so were legally available to MHA.

         When the Three Cities Funds and the Purchaser entered into the original Plan and Agreement of Merger in December, they agreed that if the Company received what its Board viewed as a Superior Proposal within 20 business days after the terms of the transaction were described in a Securities and Exchange Agreement filing, the Company could terminate the agreement with the Purchaser to accept a proposal from someone else. However, after that, the Company would be bound to complete the transaction with the Purchaser, just as the Purchaser had been bound to complete the transaction from the time it had executed the Plan and Agreement of Merger (even if there had been a material adverse change in the affairs of the Company before the transaction was completed). The 20 business day period ended on February 2, 1999. When the Purchaser executed the Amended Plan and Agreement of Merger, and increased what it would pay to $6.50 per Share, it was made clear that the Company would not be able to terminate the Amended Plan and Agreement of Merger to accept a proposal from somebody else. The Company's Board found the original Plan and Agreement of Merger to be fair to and in the best interests of the Company's stockholders and found the Amended Plan and Agreement of Merger to be fair to and in the best interests of the Company's stockholders. The possibility that MHA might be willing to pay $7.50 per Share if it were legally able to do so is not a basis for the Company to ignore its bargained for contractual obligations. Further nothing has occurred to indicate that MHA has cured the financial and other uncertainties which undoubtedly were a significant factor in the Company's Board's determining that the Purchaser's unqualified agreement to pay $6.50 per Share was more favorable to the Company's stockholders than the possibility that MHA would in the future firm up its $7.00 per Share offer and obtain financing for that offer.

    4. CERTAIN INFORMATION CONCERNING THE PURCHASER. The Three Cities Funds have committed to contribute to the capital of the Purchaser, not later than February 22, 1999, $22.0 million, which is the amount the Purchaser would require to purchase the Shares tendered in response to the Offer if all the outstanding Shares were tendered and to pay related fees and out-of-pocket expenses. The unaudited pro forma balance sheet of the Purchaser at February 22, 1999, giving effect to that contribution to capital, will be as follows:


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                           TCF ACQUISITION CORPORATION
                             PRO FORMA BALANCE SHEET
                             AS OF FEBRUARY 22, 1999
                                   (Unaudited)

    ASSETS                                  LIABILITIES
    Cash                  $22,001,000       Accrued transaction expenses                            $240,000
                                                                                                     -------
                                                Total liabilities                                    240,000
                                            STOCKHOLDERS' EQUITY
                                            Common stock                                               1,000
                                            Paid in capital                                       21,760,000
                                                                                                  ----------
                                                Total stockholders' equity                        21,761,000
                          -----------                                                             ----------
       Total assets       $22,001,000           Total liabilities and stockholders' equity       $22,001,000
                          ===========                                                            ===========

    5. MISCELLANEOUS. The Purchaser has filed with the Securities and Exchange Commission amendments to its Schedule 14D-1 and Schedule 13E-3 furnishing additional information with respect to the Offer. The Schedule 14D-1 and
Schedule 13E-3 and any amendments to them may be examined, and copies may be obtained from the Securities and Exchange Commission, as set forth in Section 20 of the Offer to Purchase.

                                              TCF ACQUISITION CORPORATION

February 19, 1999


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